Janice R. Fukakusa Chief Financial Officer & Chief Administrative Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel: (416) 974-1896 Fax: (416) 974-0400 e-mail: janice.fukakusa@rbc.com

March 23, 2009

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Kevin W. Vaughn, Accounting Branch Chief Mr. Michael Volley, Staff Accountant

RE:	Royal Bank of Canada – Form 40-F for the fiscal year ended October 31, 2008

SEC File No. 001-13928

We have received your comment letter dated February 23, 2009 in connection with your review of Royal Bank of Canada’s (RBC) audited financial statements and related disclosures for the fiscal year ended October 31, 2008 contained in our annual report on form 40-F (Form 40-F). For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.

The Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) is the accounting standard setter in Canada which issues accounting pronouncements and guidelines through the “CICA Accounting Handbook”, referenced in this letter as “the Handbook” or “HB”. The Emerging Issues Committee of the AcSB issues interpretative guidance in the form of numbered abstracts which are referenced in this letter as “EIC (number).” Our responses refer to Canadian dollar amounts unless otherwise noted. In the absence of explicit Canadian GAAP on a particular topic or when further guidance is required, paragraph 24 of HB s. 1100, Generally Accepted Accounting Principles, permits, but does not require, us to consider U.S. interpretive guidance provided that guidance is not contradictory to Canadian GAAP concepts.

RBC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 40-F, and that Staff comments or changes in disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing. RBC also acknowledges that it will not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Canadian GAAP for determining and disclosing segments is set out CICA HB 1701, Segment disclosures. Additional interpretive guidance is provided in EIC 115, Segment Disclosures – Application of the Aggregation Criteria in CICA 1701. This guidance is, collectively, substantially identical to FAS 131, Disclosures about Segments of an Enterprise and Related Information. We are not aware of any differences between Canadian and U.S. GAAP as it relates to identifying and reporting segments.

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

For periods beginning before October 1, 2008, Canadian GAAP for goodwill was set out in CICA HB 3062, Goodwill and other intangibles, EIC 129, Identification of Reporting Units, and EIC 133, Unit of Accounting for Testing Impairment of Indefinite-lived Intangible Assets. HB 3062 was superceded by HB 3064, Goodwill and intangibles, for periods beginning on or after October 1, 2008, however, the guidance pertaining to goodwill remains the same. Our responses refer to HB 3062. There are no differences between Canadian GAAP and U.S. GAAP which is set out in FAS 142, Goodwill and Other Intangible Assets, and EITF Topic D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142.

We have supported our responses to each part of Question 1 with the specific Handbook or EIC paragraph references, where appropriate.

General

In 2005, you redefined your operating segments and reallocated goodwill to the new reporting units using the relative fair value approach. It appears a result of such reallocations is that there is minimal goodwill assigned to the U.S. and International Banking Segment, which has recently experienced deterioration in earnings. We have the following comments.

a.	Please tell us your operating segments prior to your business realignment. Please tell us how you determined if your U.S. operations met the definition of an operating segment. If it was an operating segment, please tell us why it was not a reportable segment.

Prior to our business realignment effective November 1, 2004, (hereafter referred to as our “2005 realignment”) and from at least fiscal 2000, we organized and managed our business based on the products and services we offered our clients instead of the geographies in which they were located. We determined, based on our application of GAAP set out in the remainder of this response, that we had the following six reportable segments:

•	RBC Banking – included our retail banking in Canada, the U.S. and the Caribbean.

•	RBC Investments – included our wealth and asset management services provided in Canada, our brokerage businesses in Canada and the U.S., and our private banking services offered globally.

•	RBC Insurance – included our insurance business in Canada, the U.S. and the Caribbean.

•	RBC Capital Markets – comprised our capital markets business in North America, Europe and Asia.

•	RBC Global Services – comprised our custody business in Canada, Europe and Asia.

•	Other

HB 1701 par 10 and FAS 131 par 10 define an operating segment as a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses,

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

Paragraph 12 of both HB 1701 and FAS 131 explains that the chief operating decision maker (CODM) is not necessarily one individual, but may be a group of individuals who exercise the decision making responsibilities. Prior to the 2005 realignment, a group of RBC senior executives, referred to as the “Group Management Committee” (GMC), was the CODM. GMC consisted of the Chief Executive Officer, the Vice-Chairs of the above five business platforms and the senior executives of the groups that provided functional support to the businesses, including systems & technology, corporate treasury, taxation and corporate resources (which included, for example, finance and taxation). GMC met regularly to review the operating results of the segments, and had the authority and responsibility to decide the strategic direction for each segment and consolidated RBC, and to allocate resources to achieve the goals of the segments and RBC as a whole.

The CODM did not receive information about our U.S. banking, investing, insurance, brokerage and capital markets businesses on a combined basis; accordingly, our combined U.S. operations did not meet the definition of an operating segment and thus was not a reportable segment. This is consistent with our earlier comment that we managed our businesses based on the products and services we offered our clients instead of the geographies in which our clients were located.

The 2005 realignment became effective on November 1, 2004, when we reorganized our previous six reportable segments into the following four:

•	RBC Canadian Personal and Business

•	RBC U.S. and International Personal and Business

•	RBC Global Capital Markets

•	Corporate Support

b.	Please tell us your reporting units and the amount of goodwill assigned to each reporting unit for the former RBC Banking and RBC Investments segments. Please provide a detailed explanation of the businesses and operations included in each reporting unit. If you did not have a separate reporting unit related to your U.S. operations, please tell us why.

Our reporting units within our former RBC Banking and RBC Investments segments for the year ended October 31, 2004, and the balances of goodwill allocated thereto, were as follows:

Operating Segment	Reporting Unit	Goodwill as at October 31, 2004 C$ million
RBC Banking	RBC Banking	$1,970
RBC Investments	Brokerage	1,507
	Global Asset Management	14
	Global Private Banking	5
Goodwill assigned to the remaining reporting units		873
Total goodwill as at October 31, 2004		$4,369

Our U.S. Operations

We did not have a separate reporting unit for our U.S. operations, given our focus and structure on our customers and primary product and service offerings. Consequently, while we conducted business in the U.S. through our RBC Banking, Brokerage, and Global Asset Management organizations, our U.S. operations in totality neither met the definition of a

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

reporting unit nor a component pursuant to HB 3062 or FAS 142, since: i) no member of RBC management was responsible for the oversight of our overall U.S. operations; ii) there was no organization around our U.S. operations in totality that would constitute a stand-alone business; and, iii) no financial information for our U.S. operations in totality was produced or otherwise available.

RBC	Banking Reporting Unit

The RBC Banking reporting unit consisted of our personal and commercial banking businesses. At October 31, 2004, RBC banking served individual, small and medium-sized businesses, and mid-market commercial clients in Canada, the United States, the Caribbean and the Bahamas. Our multiple distribution capabilities included a network of branches, business banking centres and sales units, accredited financial planners, mobile sales representatives, automated banking machines, and telephone and Internet banking channels. Through these channels, we offered a wide array of financial services and products to our personal and business clients, including deposit accounts, investments and mutual funds, credit and debit cards, business and personal loans, and residential and commercial mortgages.

In Canada, we operated across all provinces and territories under the RBC Royal Bank brand whereas in the United States, our personal and commercial banking business, which represented the aggregation of several acquired businesses, including the banking operations of Atlanta-based Security First Bank and Centura Banks, Inc. was conducted through RBC Centura, and primarily served customers located in the southeastern United States. Our businesses in the Caribbean and the Bahamas operated under the brand name RBC Royal Bank of Canada.

Each of our banking businesses in Canada, the U.S., the Caribbean and the Bahamas met the definition of a component under HB 3062 and FAS 142 as they were one level below the RBC Banking operating segment and each component constituted a business for which discrete financial information was available and which generated operating results that were subject to the regular review of segment management. Further, these components were considered to share similar economic characteristics and were consequently aggregated together to form the RBC Banking reporting unit. In determining the economic similarity of our components, we considered the guidance set forth in paragraph 5 of HB 3062, paragraph 30 of FAS 142, and EITF Topic

D-101, and considered the similarity of the components in each of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their product or services

d.	The methods used to distribute their products or provide their services, and

e.	If applicable, the nature of the regulatory environment (e.g. banking, insurance or public utilities).

Our banking business is a regulated business and therefore was and is consequently subject to the oversight of local regulators in each of the regions in which we operate, including the Office of the Superintendent of Financial Institutions of Canada (OSFI).

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

RBC	Investments Reporting Units

We had three components one level below our RBC Investments operating segment which each individually met the definition of a reporting unit under HB 3062 and FAS 142, since each component constituted a business for which its operating results were regularly reviewed by segment management: Brokerage, Global Asset Management, and Global Private Banking. A discussion of each reporting unit follows:

i.	Brokerage

Included in our Brokerage business was our Canadian Wealth Management business of full-service and self-directed brokerage services and trust services. Our full-service brokerage comprised our acquisitions of Dominion Securities Inc. and Richardson Greenshields Limited, and our trust services which were part of the operations acquired from Connor Clark Inc. and Royal Trust Group. These businesses targeted investors who required advisor-based comprehensive financial solutions. Products and services were provided by investment advisors, investment representatives, trust officers, financial planners, as well as via telephone and the internet.

Our U.S brokerage business also included a full-service securities business that we formed upon acquiring Dain Rauscher and Tucker Anthony Sutro & Co. in the United States. This business offered a range of fixed income products, a clearing house and executive services for small to mid-size independent broker-dealers and institutions. These products and services were distributed to our clients through our teams of financial consultants, sales representatives and a network of branch offices.

ii.	Global Asset Management

This reporting unit consisted of our asset management and mutual fund businesses in Canada and the U.S. It also included the Royal Mutual Funds trust services operations acquired from Royal Trust Group, and the investment advisory business of Voyageur Asset Management Inc. We managed assets in mutual and pooled funds as well as other client assets in addition to offering a broad range of investment products and advisory services to private and institutional clients in Canada and worldwide.

iii.	Global Private Banking

Our Global Private Banking business offered private banking, trust services, and investment management and investment advisory solutions to high net worth clients with assets of more than US$1 million. Specific services offered included banking and cash management, trustee services, financial and estate planning services and tax planning. High net worth clients have different financial goals and require specialized personal services to achieve them; accordingly, we managed them separately as a client group in order to meet their expectations.

c.	Please tell us the reporting units and the amount of goodwill assigned to each reporting unit for the new RBC Canadian Personal and Business, RBC U.S. and International Personal and Business and RBC Capital Markets segments.

Management’s objective for the 2005 realignment was to reorganize our operations into client- and geography-oriented business segments from the previous product- and service-

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

oriented business segments. The reporting units and goodwill assigned thereto for each of our three business segments as at November 1, 2004, is set out in the following table.

Reportable Operating Segments	Reporting Units	Goodwill allocated to Reporting Units $millions
Canadian Personal & Business (CP&B)	CP&B - Personal & Business	$2,502	(*)

US & International Personal & Business (US&I)	US&I Banking	$352
	US&I Wealth Management	435
	US&I Mortgage	89
	US&I Global Private Banking	5
	Total US&I	$881	(**)

RBC Capital Markets (CM)	Global Capital Markets (GCM)	$865
	CM Institutional Investor Services	$121
	CM Global Financial Institutions	—
	Total CM	$986

	Total Goodwill at November 1, 2004	$4,369

The following table illustrates how goodwill was attributed to our CP&B and US&I reporting units from those in existence prior to the 2005 reorganization:

Reporting Units prior to November 1, 2004 i	CP&B(*)	US&I(**)
RBC Banking	$1,492	$352
RBC Insurance	156	—
RBC Mortgage	—	89
Brokerage	845	430
Global Asset Management	9	5
Global Private Banking	—	5
Total	$2,502	$881

d.	For each reporting unit described in b and c above, please provide a detailed explanation of the businesses and operations included in the reporting units and highlight the key differences before and after the business realignment.

Please refer to our response to 1(b) for an explanation of the businesses and operations included in the reporting units for RBC Banking and RBC Investments. The other reporting units referenced in 1(c) are described below:

•

RBC Capital Markets includes capital market activities such as global investment banking and equity markets, global credit, wholesale banking and brokerage, and debt underwriting and trading activities for

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

corporate and institutional clients. This reporting unit remained the same before and after the 2005 realignment.

•

Institutional Investor Services include custody business that provides trusteeship, safekeeping, settlement and associated services to institutional investors such as those in pension, fund, insurance, corporate and government sectors. It also provides a broad range of products such as securities lending and finance programs, through a dedicated sales force. Given the specialized nature of this business and its client, it was a separate reporting unit before and after the 2005 realignment.

•

RBC Insurance includes our life, property & casualty, and reinsurance businesses primarily in Canada but also in select U.S. and international markets. Our 2005 realignment resulted in our insurance reporting unit being encompassed with our CP&B reporting unit where it was managed in order to strengthen the cross-selling opportunities, sharing of resources and improved client management.

•

RBC Mortgage was in the business of originating mortgages in the U.S. for resale to institutional investors including Fannie Mae and Freddie Mac. We did not have a similar business elsewhere in our operations; consequently, this business was a separate reporting unit for goodwill testing under both the previous and new organization structure, with the change simply a change in name to USI Mortgage to reflect its operation under the U.S. & International Personal & Business Operating Segment.

The following table illustrates, using the alpha-numeric coding, how the businesses within the reporting units pertaining to our RBC Banking, RBC Investments, RBC Capital Markets reportable segments prior to November 1, 2004 were allocated to the reporting units in effect on November 1, 2004.

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

Reporting Units for RBC Banking, RBC Investments & RBC Capital Markets Prior to November 1, 2004	Reporting Units Effective November 1, 2004
RBC Banking - consisted of our Banking operations in:	Canadian Personal & Business
1. Canada	1
2. U.S.	4a
3. Caribbean & the Bahamas	5a
Brokerage - consisted of:	7
4. Wealth Management Business in:	U.S. & International
a. Canada	Personal & Business
b. U.S.	2
AND 5. Brokerage Business in:	3
a. Canada	Wealth Management
b. U.S.	4b
AND 6. Fixed Income Business in:	5b
a. U.S.	8
U.S. & International
Global Asset Management - consisted of:	Global Private Banking
7. Canada	9
8. U.S.	Global Capital Markets
9. Global Private Banking - consisted of our Private Banking business for high net worth clients	6a 10
10. RBC Capital Markets

e.	Please tell us how you reallocated the goodwill to the new reporting units. Please specifically discuss how you determined that most of the goodwill in the RBC Banking segment should be reallocated to the RBC Canadian Personal and Business segment.

We reallocated goodwill to the new reporting units based on the guidance set out in HB 3062 paragraph 38 and FAS 142 paragraph 36 which are virtually identical. Paragraphs B122 and B126 of FAS 142 provide additional clarification. Paragraph 38 of HB 3062, which is virtually identical to FAS 142 paragraph 36, states the following:

When an enterprise reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 3062.33-.35 is used to reassign assets and liabilities to the reporting units affected. Goodwill is reassigned to the reporting units affected using a relative fair value allocation approach, similar to that used when a portion of a reporting unit is to be disposed of (see paragraphs 3062.44-.47). For example, existing reporting unit A is to be split up and integrated into reporting units B, C and D. Goodwill in reporting unit A is assigned to reporting units B, C and D based on the relative fair values of the three portions of reporting unit A prior to them being integrated into reporting units B, C and D.

We applied the above guidance, which will be referred to as the “relative fair value methodology” in the remainder of this response, when we reallocated goodwill to the new

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

reporting units effective November 1, 2004. The methodology we applied is summarized below:

1.	We identified the existing reporting units that were to be allocated to the new reporting units in their entirety and those that were to be split into their components and transferred to more than one new reporting unit.

2.	The fair value of each reporting unit under the pre-November 1, 2004 structure was determined by estimating the fair value of each of its underlying components, using a discounted cash flow methodology. We corroborated these fair values by using the price-earnings multiple approach.

3.	For a reporting unit that remained intact before and after the reorganization (i.e. no parts were reallocated to or from other reporting units), the associated goodwill was transferred in its entirety to the new reporting unit.

4.	For those reporting units whose components were allocated to different reporting units, the goodwill attributable to each component was determined by dividing its fair value by the fair value of the total reporting unit and multiplying that percentage to the total goodwill of the reporting unit.

Based on our application of the relative fair value methodology, the $1,970 million of goodwill associated with RBC Banking as at October 31, 2004 was redistributed on November 1, 2004 as follows:

•	75.7% to RBC Canadian Personal & Business

•	22.4% to RBC U.S. and International Personal and Business

•	1.9% to RBC Capital Markets

Prior to the 2005 realignment, 79.3% of the fair value of the RBC Banking reporting unit was represented by our Canadian banking operations which is the largest contributor, in terms of earnings and number of customers, to our total banking operations. When we reallocated the goodwill to the new reporting units using the relative fair value methodology, the majority of the goodwill of RBC Banking, including goodwill that originated with our U.S. banking business, was allocated to Canadian P&B reporting unit, reflecting the significance and value of our core Canadian businesses.

f.	Please tell us the specific Canadian and U.S. accounting guidance which supports your segment policies and the reallocation of your goodwill. Specifically highlight any differences in Canadian and U.S. GAAP.

Please refer to the introductory response paragraphs to Question 1 and to the specific references provided in each part of Question 1. As noted, there are no differences between Canadian and US GAAP in this area.

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets – page 37

2.	In your future filings, please consider disclosing how your reporting units are identified, how goodwill is allocated to the reporting units, and whether there have been any changes to the number of reporting units, or the manner in which goodwill was allocated. If such changes have taken place, please explain them.

The description of our “Goodwill and other intangible assets” critical accounting policy, which we added to our list of critical accounting policies and estimates in 2008, is based on the related goodwill disclosures in the notes to our 2008 audited financial statements. The section of Note 1 entitled “Business combinations, goodwill and other intangibles,” includes the following disclosure:

“Goodwill represents….and is assigned to reporting units of a business segment. A reporting unit comprises business operations with similar economic characteristics and strategies, and is defined by GAAP as the level of reporting at which goodwill is tested for impairment and is either a business segment or one level below. Upon disposal of a portion of a reporting unit, goodwill is allocated to the disposed portion based on the fair value of that portion relative to the total reporting unit.”

This disclosure explains that we allocate goodwill to our reporting units using the relative fair value methodology. The same disclosure is included in Note 10 to 2008 audited financial statements. In future filings, we will expand our “Goodwill and other intangible assets” critical accounting policy to explain how goodwill is allocated to the reporting units using the relative fair value methodology and we will identify changes to the methodology should they occur. If there is a change in the number of reporting units, we will disclose the change and consider providing the reasons for it.

Unrealized Gains and Losses on AFS Securities

Mortgage-backed Securities – page 44

3.	We note your disclosure here and on page 143 that when your cash flow model predicts that it is probable that a security will not recover all principal and interest due, a further review of a security is undertaken to determine if, in management’s judgment, a loss will be ultimately realized. We have the following comments related to your further review:

a.	Please tell us in detail and revise your future filings to describe the key information and factors that you consider, how you consider them and the relative importance you assign to this information as compared to the cash flow analysis.

The key information and factors we considered were outlined in our Management Discussion and Analysis on page 44 as well as in Notes 1 and 3 of our audited financial statements on pages 132 and 143, respectively.

In Note 1 we indicated:

At each reporting date, and more frequently when conditions warrant, we evaluate our available-for-sale and held-to-maturity securities with unrealized losses to determine whether those unrealized losses are other-than-temporary. This determination is based on consideration of several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If our assessment indicates that the impairment in value is other-than-temporary, or we do not have the intent or ability to hold the security until its fair value recovers, the security is written down to its current fair value, and a loss is recognized in net income.

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

In Note 3 we indicated:

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 1. Depending on the nature of the securities under review we apply specific methodology to assess whether it is probable that the amortized cost of the security would be recovered. These include cash flow projection models which incorporate actual and projected cash flows using a number of assumptions and inputs that are based on security-specific collateral. The inputs and assumptions used such as default, prepayment and recovery rates, are based on updated market data provided by a third-party vendor. We also consider internal and external ratings, subordination and other market and security-specific factors.

With respect to Mortgage-backed securities, we rely on the results of our cash flow analysis given the complexity of the structures and the need to model the interdependency of the factors. These factors include security-specific collateral inputs and assumptions such as default, prepayment and recovery rates, the latter being largely dependent upon forecasted house prices. The model distributes those cash flows to each tranche of the security based on the transaction structure, subordination and credit enhancements. The inputs and assumptions used are based on market data for defaults, prepayment and house price appreciation at the municipal level provided by a third-party vendor which data is updated on at least a quarterly basis. Management makes adjustments for historical data and model limitations and specific adjustments to slow prepayments to reflect the expected impact of the current market environment on obligor behaviour. As mentioned in Note 1 to our 2008 financial statements, when applicable, other factors and the magnitude of reliance on each of these factors are considered based on management’s judgment given all the facts and circumstances.

We enhanced our Q1 2009 disclosure, which is presented in Appendix A, to clarify all of the factors considered in the assessment of other-than-temporary-impairment.

b.	For the periods presented, please tell us the amount of securities and related amount of impairment that was determined to be temporary based on your further review of the securities after the cash flow analysis indicated that it was probable that a security would not recover all principal and interest due. Additionally, tell us the facts and circumstances related to the most significant groups of securities including the key information on which you relied to make this determination.

In all instances where the results of our final cash flow analysis indicated that it was probable that a security was impaired, the securities were deemed to be other-than temporarily impaired and written down to their fair value. There were no instances where our cash flow analysis indicated that it was probable that a security was impaired but it was deemed it to be temporarily impaired.

Exhibit 31 Section 302 Certifications

4.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individuals. Please revise your future filings to omit the individuals’ titles.

We will ensure that the certifications included in future filings do not include the titles of the certifying individuals.

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

If you have any questions regarding our responses, please contact me or RBC’s Chief Accountant, Linda Mezon at 416-955-7876.

Yours truly,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

cc:	V. L. Young, Chairman, Audit Committee of the Board

G.M. Nixon, President and Chief Executive Officer

D.R. Allgood, Executive Vice President & General Counsel

L.F. Mezon, Chief Accountant

V.T. Maxwell, Head of Financial Governance and Wholesale Finance

W.A. Cunningham, Partner, Deloitte & Touche

D.R. Crawshaw, Sullivan & Cromwell LLP

D.J. Toumey, Sullivan & Cromwell LLP

Messrs. Vaughn and Volley

U.S. Securities and Exchange Commission

APPENDIX A

Excerpts from RBC’s Q1 2009 Report to Shareholders

Page 8 - Market environment impacts

Available-for-sale impacts

As at January 31, 2009, all AFS securities that had unrealized losses were assessed for other-than-temporary impairment. Securities where, based on management’s judgment, it was not probable that all principal and interest would be recovered were deemed to be other-than-temporarily impaired and written down to their fair value. This determination was based on consideration of several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. In addition, securities for which management did not attest to hold until maturity or where in management’s opinion the value of the securities would not recover prior to its disposition were also deemed to be other than- temporarily impaired and written down to their fair value. For further details, refer to Note 4 to our unaudited Interim Consolidated Financial Statements.

In assessing other-than-temporary impairment for complex debt instruments including U.S. MBS, we primarily used cash flow projection models to assess the probability that the amortized value would be recovered. These models incorporate actual and projected cash flows using a number of assumptions and inputs that are based on security-specific factors, including collateral, internal and external ratings, subordination and other market factors. In the case of U.S. MBS, the cash flows are estimated for each tranche of the respective security based upon the transaction structure, subordination and credit enhancements. The inputs are generally based on current market data provided by a third-party vendor including default, prepayment and recovery rates, the latter being largely dependent upon forecasted house prices. Management modifies these factors where the history is not considered to be indicative of future behaviour and/or there are model limitations. Specific adjustments were made to slow prepayments and increase the projected rate of defaults to reflect the expected impact of the current market environment on obligor behaviour.

Page 50 - Note 4: Unrealized gains and losses on Available-for-sale securities

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 1 to our 2008 Annual Consolidated Financial Statements. Depending on the nature of the securities under review, we apply a consistent methodology and approach in assessing whether it is probable that the cost of the security would be recovered.

These include cash flow projection models which incorporate actual and projected cash flows using a number of assumptions and inputs that are based on security-specific factors, including collateral, internal and external ratings, subordination and other market factors. The inputs include default, prepayment and recovery rates, are based on updated market data provided by a third-party vendor. Management modifies these factors where the history is not considered to be indicative of future behaviour and/or there are model limitations. We used this approach to assess our MBS and a number of our complex instruments included in our asset-backed securities (ABS) and corporate and other debt portfolios.

With respect to securities where, based on management’s judgment, it was not probable that the amortized cost would be recovered, the securities were deemed to be other-than-temporarily impaired and were written down to their fair value. In addition, securities which management was not certain we would hold until maturity or that the value of the security would recover prior to its disposition were also deemed to be other-than-temporarily impaired and were written down to their fair value.